UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

August 14, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number (Japan):	8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Capital Adequacy Ratio (Basel II) as of June 30, 2008

Mizuho Financial Group, Inc. hereby announces Capital Adequacy Ratio (Basel II) as of June 30, 2008, based on “Consolidated Financial Statements for the First Quarter of Fiscal 2008” disclosed on July 31, 2008, as shown in the appendix.

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Capital Adequacy Ratio (Basel II)

Mizuho Financial Group (BIS Standard)

	(%, Billions of yen)
	As of June 30, 2008	Change from March 31, 2008	As of March 31, 2008
(1) Consolidated Capital Adequacy Ratio	11.59	(0.11)	11.70
Tier 1 Capital Ratio	7.03	(0.37)	7.40
(2) Tier 1 Capital	4,660.1	(220.0)	4,880.1
(3) Tier 2 Capital	3,333.0	111.1	3,221.8
(4) Deductions for Total Risk-based Capital	313.5	(80.0)	393.6
(5) Total Risk-based Capital (2)+(3)-(4)	7,679.6	(28.7)	7,708.3
(6) Risk-weighted Assets	66,249.1	376.2	65,872.8
(7) Total Required Capital (6)X8%	5,299.9	30.1	5,269.8

Mizuho Bank (Domestic Standard)
	Consolidated			Non-consolidated
	As of June 30, 2008	Change from March 31, 2008	As of March 31, 2008	As of June 30, 2008
(1) Capital Adequacy Ratio	11.84	(0.13)	11.97	11.19
Tier 1 Capital Ratio	6.95	(0.33)	7.28	6.55
(2) Tier 1 Capital	1,912.1	(120.2)	2,032.4	1,739.6
(3) Tier 2 Capital	1,403.9	25.3	1,378.6	1,325.8
(4) Deductions for Total Risk-based Capital	59.3	(12.0)	71.3	97.0
(5) Total Risk-based Capital (2)+(3)-(4)	3,256.7	(82.9)	3,339.6	2,968.5
(6) Risk-weighted Assets	27,483.7	(405.0)	27,888.8	26,525.1
(7) Total Required Capital (6)X8%	2,198.7	(32.4)	2,231.1	2,122.0

Mizuho Corporate Bank (BIS Standard)
(1) Capital Adequacy Ratio	11.65	(0.52)	12.17	12.51
Tier 1 Capital Ratio	7.67	(0.81)	8.48	7.39
(2) Tier 1 Capital	2,821.8	(160.5)	2,982.4	2,619.1
(3) Tier 2 Capital	1,722.1	101.6	1,620.5	1,899.5
(4) Deductions for Total Risk-based Capital	259.4	(64.6)	324.1	88.3
(5) Total Risk-based Capital (2)+(3)-(4)	4,284.5	5.7	4,278.8	4,430.3
(6) Risk-weighted Assets	36,772.1	1,624.7	35,147.3	35,412.2
(7) Total Required Capital (6)X8%	2,941.7	129.9	2,811.7	2,832.9

Mizuho Trust & Banking (BIS Standard)
(1) Capital Adequacy Ratio	13.69	(2.18)	15.87	13.64
Tier 1 Capital Ratio	8.03	(2.13)	10.16	7.94
(2) Tier 1 Capital	310.0	(64.7)	374.8	303.2
(3) Tier 2 Capital	222.9	4.3	218.6	222.4
(4) Deductions for Total Risk-based Capital	4.9	(3.2)	8.2	4.7
(5) Total Risk-based Capital (2)+(3)-(4)	528.0	(57.1)	585.2	520.9
(6) Risk-weighted Assets	3,857.3	169.9	3,687.3	3,816.6
(7) Total Required Capital (6)X8%	308.5	13.5	294.9	305.3

(Reference) Mizuho Bank (BIS Standard)
(1) Capital Adequacy Ratio	11.75	(0.12)	11.87	11.11
Tier 1 Capital Ratio	6.89	(0.33)	7.22	6.51
(2) Tier 1 Capital	1,912.1	(120.2)	2,032.4	1,739.6
(3) Tier 2 Capital	1,403.9	25.3	1,378.6	1,325.8
(4) Deductions for Total Risk-based Capital	59.4	(11.9)	71.4	97.0
(5) Total Risk-based Capital (2)+(3)-(4)	3,256.6	(82.9)	3,339.6	2,968.5
(6) Risk-weighted Assets	27,715.5	(397.9)	28,113.4	26,699.2
(7) Total Required Capital (6)X8%	2,217.2	(31.8)	2,249.0	2,135.9